EXHIBIT 12(b)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Nine Months Ended
September 30, 2001

Excluding Interest on Deposits

Income before Income Taxes and Effect of Accounting Change	$3,134

Fixed Charges:

Interest Expense	10,922

One-Third of Rents, Net of Income from Subleases (a)	169

Total Fixed Charges	11,091

Less: Equity in Undistributed Income of Affiliates	(86)

Earnings before Taxes, Effect of Accounting Change and Fixed Charges, Excluding Capitalized Interest	$14,139

Fixed Charges, as Above	$11,091

Preferred Stock Dividends	53

Fixed Charges Including Preferred Stock Dividends	$11,144

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements	1.27

Including Interest on Deposits

Fixed Charges Including Preferred Stock Dividends, as Above	$11,144

Add: Interest on Deposits	6,578

Total Fixed Charges Including Preferred Stock Dividends and Interest on Deposits	$17,722

Earnings before Taxes, Effect of Accounting Change and Fixed Charges, Excluding Capitalized Interest, as Above	$14,139

Add: Interest on Deposits	6,578

Total Earnings before Taxes, Effect of Accounting Change, Fixed Charges and Interest on Deposits	$20,717

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements	1.17

(a)	The proportion deemed representative of the interest factor.